UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42781

rYojbaba Co., Ltd.

4-3-1, Ohashi, Minami-Ku

Fukuoka-Shi, Fukuoka, 815-0033, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Half-Year Financial and Operational Results

On December 15, 2025, the Board of Directors of rYojbaba Co., Ltd. (the “Company”) announced its financial and operational results for the six months ended June 30, 2025.

EXHIBIT INDEX

Exhibit	Description
99.1	Unaudited Financial Results of rYojbaba Co., Ltd for the Six Months Ended June 30, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

rYojbaba Co., Ltd.

By:	/s/ Ryoji Baba
Ryoji Baba
Chief Executive Officer

Date: December 15, 2025